[Company Letterhead]

April 11, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted February 14, 2014
CIK 0001594466

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc., a Delaware corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 24, 2014, with respect to Amendment No. 2 to Draft Registration Statement on Form S-1, CIK No. 0001594466, submitted to the Commission on February 14, 2014 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to text of the Staff’s comment, the Draft Registration Statement or the Registration Statement, unless otherwise specified.

Amendment No. 2 to Draft Registration Statement on Form S-1

Summary Historical Reserve Data, page 19

1.	We are considering your response to prior comment 3 in our letter dated February 3, 2014, and we may have further comment.

RESPONSE:

We acknowledge the Staff’s comment. As discussed with the Staff by conference call on April 3, 2014, the Staff has indicated to us that they have no further comments at this time with respect to the Staff’s prior comment 3 in the Staff’s letter dated February 3, 2014.

Securities and Exchange Commission

April 11, 2014

Summary of Oil, Natural Gas and Natural Gas Liquids Reserves, page 92

2.	In your response to prior comment 5 in our letter dated February 3, 2014, you state “we intend to provide a disclosure of our reserve estimates as of December 31, 2013 and the applicable reconciliation of changes in reserves from December 31, 2012 to December 31, 2013 in a future filing.” Please provide that disclosure in an amendment to this registration statement.

RESPONSE:

We acknowledge the Staff’s comment and have provided the requested disclosure in the Registration Statement. Please see page 91.

Financial Statements for the Years Ended December 31, 2012 and 2011

Note 10 – Member’s Equity, page F-57

3.	Your response to prior comment 12 in our letter dated February 7, 2014 states that the limited liability company agreement will be amended to no longer provide redemption rights for the preferred holders of membership interests in Parsley Energy, LLC. Please tell us how the termination of this redemption right impacts your accounting treatment for incentive units considering that you are recognizing expense for incentive units over the period through the first date at which the preferred holders can exercise their right of redemption.

RESPONSE:

We acknowledge the Staff’s comment and note that the Company, along with NGP, the PSP Members (as such term is used in the Registration Statement) and the holders of incentive units in Parsley Energy, LLC have determined that it is in the best interest of all parties to modify the terms of the incentive unit awards to provide that, concurrent with the consummation of the offering, all outstanding incentive unit awards will be settled in exchange for shares of the Company’s Class A common stock. As such, we will cease accounting for these awards as liability-classified awards upon the effectiveness of the modification. We have described this modification, and provided for the disclosure of the amount of the unrecognized compensation cost to be recognized, equal to the excess of the modified awards’ fair value on that date over recognized compensation cost prior to that date, under “Factors Affecting the Comparability of Our Financial Condition and Results of Operations” on page 63 of the Registration Statement. As the incentive unit awards will be fully settled in the period in which the offering is consummated, no future compensation expense after this date will be required.

Securities and Exchange Commission

April 11, 2014

4.	Your response to prior comment 13 in our letter dated February 7, 2014 states, in part, that if incentive units are settled prior to the expected settlement date, the unamortized fair value of these incentive units will be recognized immediately. Please tell us whether you expect to recognize expense related to the incentive units that will be exchanged for shares of Class A common stock in connection with your planned offering. If applicable, your response should address the timing and amount of expense that will be recognized.

RESPONSE:

We acknowledge the Staff’s comment and direct the Staff to our response to comment 3 above.

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Securities and Exchange Commission

April 11, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Colin W. Roberts
Name:	Colin W. Roberts
Title:	General Counsel

Enclosures

cc:

Ryan Dalton, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins LLP

Matthew R. Pacey, Vinson & Elkins LLP

J. Michael Chambers, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP